Exhibit 99.2

Consolidated Financial Statements

FORTIS INC.

Audited Consolidated Financial Statements
As at and for the years ended December 31, 2025 and 2024

FORTIS INC.	DECEMBER 31, 2025	1

Consolidated Financial Statements

Table of Contents
Management's Report on Internal Control over Financial Reporting		2	NOTE 9	Other Assets	22
Report of Independent Registered Public Accounting Firm			NOTE 10	Property, Plant and Equipment	22
("PCAOB ID No. 01208") - Opinion on the Financial Statements		3	NOTE 11	Intangible Assets	23
Report of Independent Registered Public Accounting Firm - Opinion on			NOTE 12	Goodwill	24
Internal Control over Financial Reporting		5	NOTE 13	Accounts Payable and Other Current Liabilities	24
Consolidated Balance Sheets		6	NOTE 14	Long-Term Debt	25
Consolidated Statements of Earnings		7	NOTE 15	Leases	28
Consolidated Statements of Comprehensive Income		7	NOTE 16	Other Liabilities	29
Consolidated Statements of Cash Flows		8	NOTE 17	Earnings Per Common Share	29
Consolidated Statements of Changes in Equity		9	NOTE 18	Preference Shares	30
Notes to Consolidated Financial Statements			NOTE 19	Accumulated Other Comprehensive Income	31
NOTE 1	Description of Business	10	NOTE 20	Stock-Based Compensation Plans	31
NOTE 2	Regulation	11	NOTE 21	Dispositions	33
NOTE 3	Summary of Significant Accounting Policies	12	NOTE 22	Other Income, Net	33
NOTE 4	Segmented Information	18	NOTE 23	Income Taxes	34
NOTE 5	Revenue	19	NOTE 24	Employee Future Benefits	35
NOTE 6	Accounts Receivable and Other Current Assets	20	NOTE 25	Supplementary Cash Flow Information	39
NOTE 7	Inventories	20	NOTE 26	Fair Value of Financial Instruments and Risk Management	39
NOTE 8	Regulatory Assets and Liabilities	20	NOTE 27	Commitments and Contingencies	43

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Fortis Inc. and its subsidiaries (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). The Corporation's ICFR is designed by, or under the supervision of, the Corporation's President and Chief Executive Officer ("CEO") and Executive Vice President, Chief Financial Officer ("CFO") and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management, including its CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2025, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, the Corporation's ICFR was effective.

The Corporation's ICFR as of December 31, 2025 has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, which also audited the Corporation's consolidated financial statements for the year ended December 31, 2025. Deloitte LLP issued an unqualified opinion for both audits.

February 11, 2026

/s/ David G. Hutchens	/s/ Jocelyn H. Perry
David G. Hutchens	Jocelyn H. Perry
President and Chief Executive Officer, Fortis Inc.	Executive Vice President, Chief Financial Officer, Fortis Inc.
St. John's, Canada

FORTIS INC.	DECEMBER 31, 2025	2

Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fortis Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Fortis Inc. and subsidiaries (the "Corporation") as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations of the Corporation as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2026, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impact of Rate Regulation on the financial statements - Refer to Notes 2, 3 and 8 to the financial statements

Critical Audit Matter Description
The Corporation's regulated utilities are subject to rate regulation and annual earnings oversight by various federal, state and provincial regulatory authorities who have jurisdiction in the United States and Canada. Rates and resultant earnings of the Corporation's regulated utilities are determined under cost of service regulation, with some using performance-based rate-setting mechanisms. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on asset value ("ROA") or common shareholders' equity ("ROE"). Regulatory decisions can have an impact on the timely recovery of costs and the regulator-approved ROE and/or ROA. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues and expenses; income taxes; and depreciation expense.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the high degree of subjectivity involved in assessing the potential impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of recovery of costs incurred or a refund to customers through the rate-setting process. While the Corporation's regulated utilities have indicated they expect to recover costs from customers through regulated rates, there is a risk that the respective regulatory authority will not approve full recovery of the costs incurred and a reasonable ROE and/or ROA. Auditing these matters required especially subjective judgment and specialized knowledge of accounting for rate regulation due to its inherent complexities across different jurisdictions.

FORTIS INC.	DECEMBER 31, 2025	3

Consolidated Financial Statements
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the likelihood of recovery of costs incurred or a refund to customers through the rate-setting process, included the following, among others:

•Evaluating the effectiveness of controls over the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.
•Assessing relevant regulatory orders, regulatory statutes and interpretations as well as procedural memorandums, utility and intervener filings, and other publicly available information to evaluate the likelihood of recovery in future rates or of a future reduction in rates and the ability to earn a reasonable ROA or ROE.
•For regulatory matters in progress, inspecting the regulated utilities' filings for any evidence that might contradict management's assertions. We obtained an analysis from management and letters from internal and external legal counsel, as appropriate, regarding cost recoveries or a future reduction in rates.
•Evaluating the Corporation's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.
/s/ Deloitte LLP
Chartered Professional Accountants

St. John's, Canada
February 11, 2026

We have served as the Corporation's auditor since 2017.

FORTIS INC.	DECEMBER 31, 2025	4

Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fortis Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Fortis Inc. and subsidiaries (the "Corporation") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Corporation and our report dated February 11, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

St. John's, Canada
February 11, 2026

FORTIS INC.	DECEMBER 31, 2025	5

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

FORTIS INC.

As at December 31 (in millions of Canadian dollars)	2025	2024

ASSETS
Current assets
Cash and cash equivalents	$367	$220
Accounts receivable and other current assets (Note 6)	1,695	1,886
Prepaid expenses	179	182
Inventories (Note 7)	649	685
Regulatory assets (Note 8)	915	823
Total current assets	3,805	3,796
Other assets (Note 9)	1,782	1,653
Regulatory assets (Note 8)	4,107	3,808
Property, plant and equipment, net (Note 10)	50,886	49,456
Intangible assets, net (Note 11)	1,723	1,661
Goodwill (Note 12)	12,527	13,112
Total assets	$74,830	$73,486

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 14)	$412	$98
Accounts payable and other current liabilities (Note 13)	3,503	3,353
Regulatory liabilities (Note 8)	452	595
Current installments of long-term debt (Note 14)	3,146	1,990
Total current liabilities	7,513	6,036
Regulatory liabilities (Note 8)	3,810	3,696
Deferred income taxes (Note 23)	5,292	5,020
Long-term debt (Note 14)	30,723	31,224
Finance leases (Note 15)	348	343
Other liabilities (Note 16)	1,275	1,314
Total liabilities	48,961	47,633
Commitments and contingencies (Note 27)
Equity
Common shares (1)	16,112	15,589
Preference shares (Note 18)	1,623	1,623
Additional paid-in capital	5	8
Accumulated other comprehensive income (Note 19)	1,101	2,067
Retained earnings	4,969	4,521
Shareholders' equity	23,810	23,808
Non-controlling interests	2,059	2,045
Total equity	25,869	25,853
Total liabilities and equity	$74,830	$73,486

(1) No par value. Unlimited authorized shares. 507.3 million and 499.3 million issued and outstanding as at December 31, 2025 and 2024, respectively	Approved on Behalf of the Board
	/s/ Jo Mark Zurel	/s/ Margarita K. Dilley

	Jo Mark Zurel,	Margarita K. Dilley

See accompanying Notes to Consolidated Financial Statements	Director	Director

FORTIS INC.	DECEMBER 31, 2025	6

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS

FORTIS INC.

For the years ended December 31 (in millions of Canadian dollars, except per share amounts)	2025	2024

Revenue (Note 5)	$12,170	$11,508

Expenses
Energy supply costs	3,371	3,249
Operating expenses	3,250	3,040
Depreciation and amortization	2,057	1,927
Total expenses	8,678	8,216
Operating income	3,492	3,292
Other income, net (Note 22)	340	288
Finance charges	1,478	1,406
Earnings before income tax expense	2,354	2,174
Income tax expense (Note 23)	393	346
Net earnings	$1,961	$1,828

Net earnings attributable to:
Non-controlling interests	$162	$148
Preference equity shareholders (Note 18)	85	74
Common equity shareholders	1,714	1,606
	$1,961	$1,828

Earnings per common share (Note 17)
Basic	$3.40	$3.24
Diluted	$3.40	$3.24

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (in millions of Canadian dollars)	2025	2024

Net earnings	$1,961	$1,828

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains, net of hedging activities and income tax (expense) recovery of $(7) million and $14 million, respectively	(950)	1,561
Other, net of income tax recovery (expense) of $9 million and $(3) million, respectively	(26)	9
	(976)	1,570
Derecognition of foreign currency translation amount on dispositions (Note 19)	(86)	—
	(1,062)	1,570
Comprehensive income	$899	$3,398

Comprehensive income attributable to:
Non-controlling interests	$66	$304
Preference equity shareholders	85	74
Common equity shareholders	748	3,020
	$899	$3,398

See accompanying Notes to Consolidated Financial Statements

FORTIS INC.	DECEMBER 31, 2025	7

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FORTIS INC.

For the years ended December 31 (in millions of Canadian dollars)	2025	2024

Operating activities
Net earnings	$1,961	$1,828
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	1,810	1,695
Amortization - intangible assets	160	153
Amortization - other	87	79
Deferred income tax expense (Note 23)	252	154
Equity component, allowance for funds used during construction (Note 22)	(174)	(139)
Sale of investment tax credits	63	—
Other	106	43
Change in long-term regulatory assets and liabilities	(85)	(99)
Change in working capital (Note 25)	(118)	168
Cash from operating activities	4,062	3,882

Investing activities
Additions to property, plant and equipment	(5,942)	(5,012)
Additions to intangible assets	(292)	(206)
Contributions in aid of construction	775	106
Proceeds on dispositions, net (Note 21)	479	—
Contributions to equity-accounted investees	(27)	—
Other	(350)	(283)
Cash used in investing activities	(5,357)	(5,395)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 14)	2,687	3,124
Repayments of long-term debt and finance leases	(108)	(1,718)
Borrowings under committed credit facilities	10,405	8,618
Repayments under committed credit facilities	(11,056)	(8,055)
Net change in short-term borrowings	385	(25)
Issue of common shares, net of costs and dividends reinvested	60	46
Dividends
Common shares, net of dividends reinvested	(788)	(744)
Preference shares	(85)	(74)
Subsidiary dividends paid to non-controlling interests	(54)	(110)
Other	15	2
Cash from financing activities	1,461	1,064
Effect of exchange rate changes on cash and cash equivalents	(19)	44
Change in cash and cash equivalents	147	(405)
Cash and cash equivalents, beginning of year	220	625
Cash and cash equivalents, end of year	$367	$220

Supplementary Cash Flow Information (Note 25)

See accompanying Notes to Consolidated Financial Statements

FORTIS INC.	DECEMBER 31, 2025	8

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FORTIS INC.

For the years ended December 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares (Note 18)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss) (Note 19)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853
Net earnings	—	—	—	—	—	1,799	162	1,961
Other comprehensive loss	—	—	—	—	(880)	—	(96)	(976)
Derecognition of foreign currency translation amount on dispositions	—	—	—	—	(86)	—	—	(86)
Common shares issued	8.0	523	—	(2)	—	—	—	521
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(54)	(54)
Dividends declared on common shares ($2.51 per share)	—	—	—	—	—	(1,266)	—	(1,266)
Dividends on preference shares	—	—	—	—	—	(85)	—	(85)
Other	—	—	—	(1)	—	—	2	1
As at December 31, 2025	507.3	$16,112	$1,623	$5	$1,101	$4,969	$2,059	$25,869

As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	1,680	148	1,828
Other comprehensive income	—	—	—	—	1,414	—	156	1,570
Common shares issued	8.7	481	—	—	—	—	—	481
Advances to non-controlling interests	—	—	—	—	—	—	21	21
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(110)	(110)
Dividends declared on common shares ($2.41 per share)	—	—	—	—	—	(1,197)	—	(1,197)
Dividends on preference shares	—	—	—	—	—	(74)	—	(74)
Other	—	—	—	(1)	—	—	3	2
As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853

See accompanying Notes to Consolidated Financial Statements

FORTIS INC.	DECEMBER 31, 2025	9

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
1. DESCRIPTION OF BUSINESS

Fortis Inc. ("Fortis" or the "Corporation") is a diversified North American regulated electric and gas utility holding company. Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company ("ITCTransmission"), Michigan Electric Transmission Company, LLC ("METC"), ITC Midwest LLC ("ITC Midwest"), and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

ITC owns and operates high-voltage transmission lines in Michigan's lower peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

UNS Energy's largest operating subsidiary, TEP, and UNS Electric are vertically integrated regulated electric utilities. They generate, transmit and distribute electricity to retail customers in southeastern Arizona, including the greater Tucson metropolitan area. TEP also sells wholesale electricity to other entities in the western United States. Together they own generating capacity of 3,443 megawatts ("MW"), including 69 MW of solar capacity and 250 MW of wind capacity. Several generating assets in which they have an interest are jointly owned.

UNS Gas is a regulated gas distribution utility serving retail customers in northern and southern Arizona.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation. Central Hudson is a regulated electric and gas transmission and distribution utility that serves portions of New York State's Mid-Hudson River Valley and owns gas-fired and hydroelectric generating capacity totalling 43 MW.

FortisBC Energy: FortisBC Energy Inc., which is the largest regulated distributor of natural gas in British Columbia, providing transmission and distribution services. FortisBC Energy sources natural gas supplies primarily from northeastern British Columbia and Alberta on behalf of most customers.

FortisAlberta: FortisAlberta Inc. is a regulated electricity distribution utility operating in a substantial portion of southern and central Alberta. FortisAlberta is not involved in the direct sale of electricity.

FortisBC Electric: FortisBC Inc. is an integrated regulated electric utility operating in the southern interior of British Columbia. It owns four hydroelectric generating facilities with a combined capacity of 225 MW. It also provides operating, maintenance and management services relating to five hydroelectric generating facilities in British Columbia that are owned by third parties.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited ("Maritime Electric"); FortisOntario Inc. ("FortisOntario"); a 39% equity investment in Wataynikaneyap Power Limited Partnership ("Wataynikaneyap Power"); and an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"). Also includes FortisTCI Limited and Turks and Caicos Utilities Limited (collectively, "FortisTCI") until the September 2, 2025 date of disposition and the 33% equity investment in Belize Electricity Limited ("Belize Electricity") until the October 31, 2025 date of disposition (Note 21).

Newfoundland Power is an integrated regulated electric utility and the principal distributor of electricity on the island portion of Newfoundland and Labrador with a generating capacity of 145 MW, of which 98 MW is hydroelectric. Maritime Electric is an integrated regulated electric utility and the principal distributor of electricity on Prince Edward Island ("PEI") with on-Island generating capacity of 90 MW. FortisOntario consists of three regulated electric utilities that provide service to customers in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario with a generating capacity of 3 MW. Wataynikaneyap Power is a transmission company majority-owned by 24 First Nations in which Fortis owns a 39% interest. The 1,800 kilometer Wataynikaneyap Power Transmission Line connects 17 remote First Nations to the Ontario power grid. Caribbean Utilities is an integrated regulated electric utility and the sole electricity distributor on Grand Cayman with a diesel-powered generating capacity of 166 MW.

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize until the October 31, 2025 date of disposition (Note 21).

FORTIS INC.	DECEMBER 31, 2025	10

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
2. REGULATION

General
The earnings of the Corporation's regulated utilities are determined under cost of service ("COS") regulation, with some using performance-based rate setting ("PBR") mechanisms.

Under COS regulation, the regulator sets customer rates to permit a reasonable opportunity for the timely recovery of the estimated costs of providing service, including a fair rate of return on a deemed or targeted capital structure applied to an approved regulatory asset value ("rate base"). PBR mechanisms generally apply a formula that incorporates inflation and assumed productivity improvements for a set term.

The ability to recover prudently incurred costs of providing service and earn the regulator‑approved rate of return on common shareholders' equity ("ROE") and/or rate of return on rate base assets ("ROA") may depend on achieving the forecasts established in the rate-setting process. As well, the Corporation's regulated utilities, where applicable, are permitted by their respective regulators to flow through to customers, without markup, the cost of natural gas, fuel and/or purchased power through base customer rates and/or the use of rate stabilization and other mechanisms (Note 8). There can be varying degrees of regulatory lag between when costs are incurred and when they are reflected in customer rates.

Nature of Regulation		Allowed Common Equity (%)	Allowed ROE (1) (%)
Regulated Utility	Regulatory Authority		2025		2024	Significant Features
ITC	Federal Energy Regulatory Commission ("FERC")	60.0	10.73	(2)	10.73	Cost-based formula rates, with annual true-up mechanism (3) Incentive adders

TEP	Arizona Corporation Commission ("ACC")	54.3	9.55	(4)	9.55	COS regulation Historical test year
	FERC	(5)	9.79		9.79	Formula transmission rates
UNS Electric	ACC	53.7	9.75		9.75
UNS Gas	ACC	50.8	9.75	(4)	9.75

Central Hudson	New York State Public Service Commission ("PSC")	48.0	9.50	(6)	9.50	COS regulation Future test year

FortisBC Energy	British Columbia Utilities Commission ("BCUC")	45.0	9.65		9.65	COS regulation with formula components and incentives

FortisBC Electric	BCUC	41.0	9.65		9.65	Future test year

FortisAlberta	Alberta Utilities Commission ("AUC")	37.0	8.97		9.28	PBR, with formula to calculate ROE on an annual basis (7)

Newfoundland Power	Newfoundland and Labrador Board of Commissioners of Public Utilities	45.0	8.60		8.50	COS regulation Future test year

Maritime Electric	Island Regulatory and Appeals Commission	40.0	9.35		9.35	COS regulation Future test year

FortisOntario (8)	Ontario Energy Board	40.0	8.66-9.30		8.52-9.30	COS regulation with incentive mechanisms

Caribbean Utilities (9)	Utility Regulation and Competition Office	N/A	8.50-10.50		8.25-10.25	COS regulation Rate-cap adjustment mechanism based on published consumer price indices

(1)    ROA for Caribbean Utilities
(2)    Reflects the allowed common equity and ROE for ITCTransmission, METC, and ITC Midwest. The ROE above is inclusive of the base ROE as well as incentive adders totalling 0.75%
(3)    Annual true-up collected or refunded in rates within a two-year period
(4)     A general rate application is ongoing. See "Significant Regulatory Matters" below
(5)    The allowed common equity component for FERC transmission rates is formulaic, and is updated annually based on TEP's actual equity ratio
(6)    The PSC approved a three-year rate plan effective July 1, 2025, with the continuation of a 9.5% allowed ROE and 48% common equity component
(7)    The ROE for 2026 has been set at 9.02%
(8)    Two of FortisOntario's utilities follow COS regulation with incentive mechanisms, while the remaining utility is subject to a 35-year franchise agreement expiring in 2033
(9)    Operates under licences from the Government of the Cayman Islands. Its exclusive transmission and distribution licence is for an initial 20-year period, expiring in April 2028, with a provision for automatic renewal. Its non-exclusive generation licence is for a 25-year term, expiring in November 2039

FORTIS INC.	DECEMBER 31, 2025	11

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
2. REGULATION (cont'd)

Significant Regulatory Matters

ITC
Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding are unknown.

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application includes a proposal to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024.

The Residential Utility Consumer Office has challenged the ACC's authority to implement a formula rate framework through a policy statement, and in November 2025, the Arizona Court of Appeals ruled that the Residential Utility Consumer Office may proceed with its challenge. The timing and outcome of these regulatory and legal proceedings are unknown.

UNS Gas General Rate Application: In January 2026, an ACC Administrative Law Judge issued a Recommended Opinion and Order recommending an allowed ROE of 9.57% and a 56% common equity component of capital structure. The order also recommended an annual formulaic rate adjustment mechanism including a range of +/- 40 basis points around the allowed return, a 5% efficiency credit to incremental revenue requirement, and the exclusion of post-test year adjustments. Should the annual formulaic mechanism not be approved, the order recommended the use of adjustor mechanisms for the timely recovery of infrastructure investments and income tax changes. The Recommended Opinion and Order proposes implementation of new rates by March 1, 2026. The rate application remains subject to ACC approval which is anticipated in February 2026.

FortisAlberta
Third PBR Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal of Alberta ("Court of Appeal") on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026. A decision is expected in the third quarter of 2026.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for rate-regulated entities, and are in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. They reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Cash and Cash Equivalents
Cash and cash equivalents include cash, cash held in margin accounts, and short-term deposits with initial maturities of three months or less from the date of deposit.

Allowance for Credit Losses
Fortis and its subsidiaries recognize an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance for credit losses is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible.

Inventories
Inventories, consisting of materials and supplies, gas, fuel and coal in storage, are measured at the lower of weighted average cost and net realizable value.

FORTIS INC.	DECEMBER 31, 2025	12

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Regulatory Assets and Liabilities
Regulatory assets and liabilities arise as a result of the utility rate-setting process and are subject to regulatory approval. Regulatory assets represent future revenues and/or receivables associated with certain costs incurred that will be, or are expected to be, recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent: (i) future reductions or limitations of increases in revenue associated with amounts that will be, or are expected to be, refunded to customers through the rate-setting process; or (ii) obligations to provide future service that customers have paid for in advance.

Certain regulatory assets do not earn a return as they do not represent a past cash outlay and are offset by related liabilities that, likewise, do not incur a carrying cost for rate-making purposes. These regulatory assets are primarily related to deferred income taxes and employee future benefits.

Certain remaining recovery and settlement periods are those expected by management and the actual periods could differ based on regulatory approval.

Investments
Investments are reviewed annually for potential impairment in value. Impairments are recognized when identified.

Property, Plant and Equipment
Property, plant and equipment ("PPE") are recognized at cost less accumulated depreciation. Contributions in aid of construction by customers and governments are recognized as a reduction in the cost of, and are amortized in a manner consistent with, the related PPE.

Depreciation rates of the Corporation's regulated utilities include a provision for estimated future removal costs not identified as a legal obligation. The provision is recognized as a long-term regulatory liability (Note 8) against which actual removal costs are netted when incurred.

The Corporation's regulated utilities derecognize PPE on disposal or when no future economic benefits are expected from their use. Upon derecognition, any difference between cost and accumulated depreciation, net of salvage proceeds, is charged to accumulated depreciation. No gain or loss is recognized.

Through methodologies established by their respective regulators, the Corporation's regulated utilities capitalize: (i) overhead costs that are not directly attributable to specific PPE but relate to the overall capital expenditure plan; and (ii) an allowance for funds used during construction ("AFUDC"). The debt component of AFUDC for 2025 totalled $96 million (2024 - $74 million) and is reported as a reduction of finance charges and the equity component is reported as other income (Note 22). Both components are recorded to earnings through depreciation expense over the estimated service lives of the applicable PPE.

Excluding UNS Energy and Central Hudson, PPE includes inventory held for the development, construction and betterment of other assets. As required by its regulators, these companies recognize such items as inventory until used and reclassifies them to PPE once put into service.

Repairs and maintenance costs are charged to earnings in the period incurred. Replacements and betterments that extend the useful lives of PPE are capitalized.

PPE is depreciated using the straight-line method based on the estimated service lives of the assets. Depreciation rates for regulated PPE are approved by the respective regulators and ranged from 0.5% to 33.0% for 2025 (2024 - 0.5% to 33.0%). The weighted average composite rate of depreciation, before reduction for amortization of contributions in aid of construction, was 2.7% for 2025 (2024 – 2.7%).

The service life ranges and weighted average remaining service life of PPE as at December 31 were as follows.

	2025		2024
(years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Distribution
Electric	7-80	32	5-80	32
Gas	18-83	40	18-83	37
Transmission
Electric	20-85	42	20-85	42
Gas	10-80	34	10-80	35
Generation	6-95	22	2-95	22
Other	3-80	13	3-80	13

FORTIS INC.	DECEMBER 31, 2025	13

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Intangible Assets
Intangible assets are recorded at cost less accumulated amortization. Their useful lives are assessed to be either indefinite or finite.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, either individually or, where the particular entity also has goodwill, at the reporting unit level in conjunction with goodwill impairment testing. An annual review is completed to determine whether the indefinite life assessment continues to be supportable. If not, the resultant changes are made prospectively.

Intangible assets with finite lives are amortized using the straight-line method based on the estimated service lives of the assets. Amortization rates for regulated intangible assets are approved by the respective regulators and ranged from 1.0% to 33.0% for 2025 (2024 – 1.0% to 33.0%).

The service life ranges and weighted average remaining service life of finite-life intangible assets as at December 31 were as follows.

	2025		2024
(years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Computer software	3-18	5	3-18	5
Land, transmission and water rights	10-85	55	30-85	52
Other	10-100	19	10-100	16
The Corporation's regulated utilities derecognize intangible assets on disposal or when no future economic benefits are expected from their use. Upon derecognition any difference between the cost and accumulated amortization of the asset, net of salvage proceeds, is charged to accumulated amortization. No gain or loss is recognized.

Impairment of Long-Lived Assets
The Corporation reviews the valuation of PPE, intangible assets with finite lives, and other long-term assets when events or changes in circumstances indicate that the total undiscounted cash flows expected to be generated by the asset may be below carrying value. If that is determined to be the case, the asset is written down to estimated fair value and an impairment loss is recognized.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets related to business acquisitions.

Goodwill at each of the Corporation's reporting units is tested for impairment annually and whenever an event or change in circumstances indicates that fair value may be below carrying value. If so determined, goodwill is written down to estimated fair value and an impairment loss is recognized.

The Corporation performs a qualitative assessment on each reporting unit, and if it is determined that it is more likely than not that fair value is less than carrying value, then a quantitative assessment is performed. Under the quantitative test, the primary method for estimating fair value of the reporting units is the income approach, whereby net cash flow projections are discounted. Underlying estimates and assumptions, with varying degrees of uncertainty, include the amount and timing of expected future cash flows, growth rates, and discount rates. A secondary valuation, the market approach, is also performed and includes the comparison of each reporting unit's estimated fair value multiple to those of comparable utilities.

Deferred Financing Costs
Issue costs, discounts and premiums are recognized against, and amortized over the life of, the related long-term debt.

Employee Future Benefits
Fortis and each subsidiary maintain one or a combination of defined benefit pension ("DBP") and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including certain health and dental coverage and life insurance benefits, for qualifying members. The costs of defined contribution pension plans are expensed as incurred.

For DBP and OPEB plans, the projected or accumulated benefit obligation and net benefit costs are actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, for OPEB plans, expected health care costs. Discount rates reflect market interest rates on high‑quality bonds with cash flows that match the timing and amount of expected pension or OPEB payments.

DBP and OPEB plan assets are recognized at fair value. For the purpose of determining defined benefit pension cost, FortisBC Energy and Newfoundland Power use the market-related value whereby investment returns in excess of, or below, expected returns are recognized in the asset value over a period of three years.

FORTIS INC.	DECEMBER 31, 2025	14

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The excess of any cumulative net actuarial gain or loss over 10% of the greater of: (i) the projected or accumulated benefit obligation; and (ii) the fair value or market-related value, as applicable, of plan assets at the beginning of the fiscal year, along with unamortized past service costs, are deferred and amortized over the average remaining service period of active employees.

The net funded or unfunded status of DBP and OPEB plans, measured as the difference between the fair value of the plan assets and the projected or accumulated benefit obligation, is recognized on the Corporation's consolidated balance sheets.

For most of the Corporation's regulated utilities, any difference between DBP or OPEB plan costs ordinarily recognized under U.S. GAAP and those recovered from customers in current rates is subject to deferral account treatment and is expected to be recovered from, or refunded to, customers in future rates. In addition, any unamortized balances related to net actuarial gains and losses, past service costs and transitional obligations associated with DBP or OPEB plans, as applicable, which would otherwise be recognized in accumulated other comprehensive income, are subject to deferral account treatment (Note 8).

Leases
A right-of-use asset and lease liability is recognized for leases with a lease term greater than 12 months. The right-of-use asset and liability are both measured at the present value of future lease payments, excluding variable payments that are based on usage or performance. Future lease payments include both lease components (e.g., rent, real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance costs), which Fortis accounts for as a single lease component. The present value is calculated using the rate implicit in the lease or a lease-specific secured interest rate based on the remaining lease term. Renewal options are included in the lease term when it is reasonably certain that the option will be exercised.

Finance leases are depreciated over the lease term, except where: (i) ownership of the asset is transferred at the end of the lease term, in which case depreciation is over the estimated service life of the underlying asset; and (ii) the regulator has approved a different recovery methodology for rate-setting purposes, in which case the timing of the expense recognition will conform to the regulator's requirements.

Revenue Recognition
Most revenue is derived from energy sales and the provision of transmission services to customers based on regulator-approved tariff rates. Most contracts have a single performance obligation, being the delivery of energy or the provision of transmission services. No component of the transaction price is allocated to unsatisfied performance obligations. Energy sales are generally measured in kilowatt hours, gigajoules or transmission load delivered. The billing of energy sales is based on customer meter readings, which occur systematically throughout each month. The billing of transmission services at ITC is based on peak monthly load.

FortisAlberta is a distribution company and is required by its regulator to arrange and pay for transmission services with the Alberta Electric System Operator ("AESO"). This includes the collection of transmission revenue from its customers, which occurs through the transmission component of its regulator-approved rates. FortisAlberta reports transmission revenue and expenses on a net basis.

Electricity, gas and transmission service revenue includes an estimate for unbilled energy consumed or service provided since the last meter reading that has not been billed at the end of the reporting period. Sales estimates generally reflect an analysis of historical consumption in relation to key inputs, such as current energy prices, population growth, economic activity, weather conditions and system losses. Unbilled revenue accruals are adjusted in the periods actual consumption becomes known.

Variable consideration is estimated at the most likely amount and reassessed at each reporting date until the amount is known. Variable consideration, including amounts subject to a future regulatory decision, is recognized as a refund liability until entitlement is probable.

Revenue excludes sales and municipal taxes collected from customers.

The Corporation has elected not to assess or account for any significant financing components associated with revenue billed in accordance with equal payment plans as the period between the transfer of energy to customers and the customers' payment is less than one year.

Stock-Based Compensation
Fortis recognizes liabilities associated with directors' deferred share units ("DSUs"), performance share units ("PSUs") and restricted share units ("RSUs"). DSUs represent cash-settled awards whereas PSUs and RSUs represent cash or share-settled awards. The fair value of these liabilities is based on the five-day volume weighted average price ("VWAP") of the Corporation's common shares at the end of each reporting period. The fair value of the PSU liability is also based on the expected payout probability, based on historical performance in accordance with the defined metrics of each grant and management's best estimate.

Compensation expense is recognized on a straight-line basis over the vesting period, which for PSUs and RSUs is over the lesser of three years or the period to retirement eligibility and for DSUs is at the time of grant. Forfeitures are accounted for as they occur.

FORTIS INC.	DECEMBER 31, 2025	15

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign Currency Translation
Assets and liabilities of the Corporation's foreign operations, all of which have a U.S. dollar functional currency, are translated at the exchange rate in effect at the balance sheet date and the resultant unrealized translation gains and losses are recognized in accumulated other comprehensive income. The exchange rate as at December 31, 2025 was US$1.00=CA$1.37 (2024 – US$1.00=CA$1.44).

Revenue and expenses of the Corporation's foreign operations are translated at the average exchange rate for the reporting period, which was US$1.00=CA$1.40 for 2025 (2024 - US$1.00=CA$1.37).

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Translation gains and losses are recognized in earnings.

Translation gains and losses on foreign currency-denominated debt that is designated as an effective hedge of foreign net investments are recognized in other comprehensive income.

Derivatives and Hedging
Derivatives Not Designated as Hedges
Derivatives not designated as hedges are used by: (i) Fortis, to manage cash flow risk associated with forecast U.S. dollar cash inflows and forecast future cash settlements of DSU, PSU and RSU obligations; and (ii) UNS Energy, to meet forecast load and reserve requirements. Derivatives are measured at fair value with changes thereto recognized in earnings.

Derivatives not designated as hedges are also used by UNS Energy, Central Hudson and FortisBC Energy to reduce energy price risk associated with purchased power and gas requirements. The settled amounts of these derivatives are generally included in regulated rates, as permitted by the respective regulators. These derivatives are measured at fair value with changes recognized as regulatory assets or liabilities for recovery from, or refund to, customers in future rates (Note 8).

Derivatives that meet the normal purchase or normal sale scope exception are not measured at fair value and settled amounts are recognized in earnings as energy supply costs.

Derivatives Designated as Hedges
Fortis, ITC and Central Hudson use cash flow hedges, from time to time, to manage interest rate risk. Unrealized gains and losses are initially recognized in accumulated other comprehensive income and reclassified to earnings when the underlying hedged transaction affects earnings.

The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has hedged a portion of this exposure through U.S. dollar-denominated debt at the corporate level. Exchange rate fluctuations associated with the translation of this debt and the foreign net investments are recognized in accumulated other comprehensive income.

Presentation of Derivatives
The fair value of derivatives is recognized as current or long-term assets and liabilities depending on the timing of settlements and resulting cash flows. Derivatives under master netting agreements and collateral positions are presented on a gross basis. Cash flows associated with the settlement of all derivatives are presented in operating activities in the consolidated statements of cash flows.

Income Taxes
The Corporation and its taxable subsidiaries follow the asset and liability method of accounting for income taxes. Current income tax expense or recovery is recognized for the estimated income taxes payable or receivable in the current year.

Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are "more likely than not" to be realized. They are measured using enacted income tax rates and laws in effect when the temporary differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in earnings in the period when the change occurs. Valuation allowances are recognized when it is "more likely than not" that all of, or a portion of, a deferred income tax asset will not be realized.

Customer rates at ITC, UNS Energy, Central Hudson and Maritime Electric reflect current and deferred income tax. Customer rates at FortisAlberta reflect current income tax. Customer rates at FortisBC Energy, FortisBC Electric, Newfoundland Power and FortisOntario reflect current income tax and, for certain regulatory balances, deferred income tax. Caribbean Utilities is not subject to income tax.

Differences between the income tax expense or recovery recognized under U.S. GAAP and that reflected in current customer rates, which is expected to be recovered from, or refunded to, customers in future rates, are recognized as regulatory assets or liabilities (Note 8).

FORTIS INC.	DECEMBER 31, 2025	16

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fortis does not recognize deferred income taxes on temporary differences related to investments in foreign subsidiaries where it intends to indefinitely reinvest earnings. If such earnings are repatriated, the Corporation may be subject to income taxes and foreign withholding taxes. The determination of the amount of unrecognized deferred income tax liabilities on such amounts is impractical.

Tax benefits associated with actual or expected income tax positions are recognized when the "more likely than not" recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

Income tax interest and penalties are recognized as income tax expense when incurred.

Asset Retirement Obligations
The Corporation's subsidiaries have asset retirement obligations ("AROs") associated with certain generation, transmission, distribution and interconnection assets, including land and environmental remediation and/or asset removal. These assets and related licences, permits, rights-of-way and agreements are reasonably expected to effectively exist and operate in perpetuity due to their nature. Consequently, where the final date and cost of remediation and/or removal of the noted assets cannot be reasonably determined, AROs have not been recognized.

Otherwise, AROs are recognized at fair value in the period incurred as an increase in PPE and long-term other liabilities (Note 16) if a reasonable estimate of fair value can be determined. Fair value is estimated as the present value of expected future cash outlays, discounted at a credit-adjusted risk-free interest rate. The increase in the liability due to the passage of time is recognized through accretion and the capitalized cost is depreciated over the useful life of the asset. Accretion and depreciation expense are deferred as a regulatory asset or liability based on regulatory recovery of these costs. Actual settlement costs are recognized as a reduction in the accrued liability.

Contingencies
Fortis and its subsidiaries are subject to various legal proceedings and claims that arise in the normal course of business. Management makes judgments regarding the future outcome of contingent events and recognizes a loss based on its best estimate when it is determined that such loss, or range of loss, is probable and can be reasonably estimated. Legal fees are expensed as incurred. When a loss is recoverable in future rates, a regulatory asset is also recognized.

Management regularly reviews current information to determine whether recognized provisions should be adjusted and new provisions are required. However, estimating probable losses requires considerable judgment about potential actions by third parties and matters are often resolved over long periods of time. Actual outcomes may differ materially from the amounts recognized.

Use of Accounting Estimates
The preparation of these consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and judgments, including those arising from matters dependent upon the finalization of regulatory proceedings, that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time they are made, with any adjustments being recognized in the period they become known. Actual results may differ significantly from these estimates.

New Accounting Policies
Income Taxes: The Corporation adopted Accounting Standard Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. This update requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. The ASU has been applied retrospectively and the updated disclosure is included in Notes 23 and 25.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board. Any ASUs not included in these consolidated financial statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Internal-Use Software: ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, is effective for Fortis on January 1, 2028. The ASU may be adopted prospectively, retrospectively, or using a modified transition approach, and early adoption is permitted. The ASU removes references to development stages and requires capitalization of software costs once funding is authorized and project completion is probable, including assessment of whether significant development uncertainty exists. The guidance also clarifies that all capitalized internal-use software costs must follow the disclosure requirements in Subtopic 360-10, Property, Plant and Equipment. Fortis is assessing the impact on its consolidated financial statements and disclosures.

FORTIS INC.	DECEMBER 31, 2025	17

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
4. SEGMENTED INFORMATION

Fortis' CEO is considered the chief operating decision maker ("CODM") for purposes of reviewing segment performance. Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by the CODM in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders, and this measure is used consistently in the evaluation of actual segment performance as well as in the Corporation’s business plan and forecasting processes.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions in 2025 or 2024. Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at December 31, 2025 and 2024, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material in 2025 and 2024.

	Regulated								Non-Regulated	Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	total	and Other	eliminations	Total

Year ended December 31, 2025
Revenue	2,495	2,913	1,620	1,874	829	557	1,851	12,139	31	—	12,170
Energy supply costs	—	1,064	507	548	—	165	1,087	3,371	—	—	3,371
Operating expenses	628	824	688	450	199	147	253	3,189	61	—	3,250
Depreciation and amortization	487	427	158	367	300	83	228	2,050	7	—	2,057
Operating income	1,380	598	267	509	330	162	283	3,529	(37)	—	3,492
Other income, net	79	73	72	54	8	5	26	317	23	—	340
Finance charges	515	167	94	152	135	81	89	1,233	245	—	1,478
Income tax expense	218	67	54	74	21	11	26	471	(78)	—	393
Net earnings	726	437	191	337	182	75	194	2,142	(181)	—	1,961
Non-controlling interests	134	—	—	1	—	—	27	162	—	—	162
Preference share dividends	—	—	—	—	—	—	—	—	85	—	85
Net earnings attributable to common equity shareholders	592	437	191	336	182	75	167	1,980	(266)	—	1,714

Additions to property, plant and equipment and intangible assets	1,840	1,365	481	1,270	598	186	491	6,231	3	—	6,234

As at December 31, 2025
Goodwill	8,423	1,896	619	913	231	235	210	12,527	—	—	12,527
Total assets	27,474	15,006	6,463	10,842	6,508	2,960	5,247	74,500	341	(11)	74,830

Year ended December 31, 2024
Revenue	2,229	3,007	1,372	1,665	817	545	1,838	11,473	35	—	11,508
Energy supply costs	—	1,183	393	423	—	155	1,095	3,249	—	—	3,249
Operating expenses	530	798	659	418	195	141	250	2,991	49	—	3,040
Depreciation and amortization	448	404	134	337	291	88	218	1,920	7	—	1,927
Operating income	1,251	622	186	487	331	161	275	3,313	(21)	—	3,292
Other income, net	96	51	58	45	11	6	29	296	(8)	—	288
Finance charges	483	155	79	155	135	81	93	1,181	225	—	1,406
Income tax expense	200	70	37	83	26	14	23	453	(107)	—	346
Net earnings	664	448	128	294	181	72	188	1,975	(147)	—	1,828
Non-controlling interests	122	—	—	1	—	—	25	148	—	—	148
Preference share dividends	—	—	—	—	—	—	—	—	74	—	74
Net earnings attributable to common equity shareholders	542	448	128	293	181	72	163	1,827	(221)	—	1,606

Additions to property, plant and equipment and intangible assets	1,456	1,151	431	1,035	554	132	454	5,213	5	—	5,218

As at December 31, 2024
Goodwill	8,828	1,987	649	913	231	235	269	13,112	—	—	13,112
Total assets	27,202	14,690	6,278	10,156	6,181	2,807	5,810	73,124	374	(12)	73,486

FORTIS INC.	DECEMBER 31, 2025	18

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
5. REVENUE

The following table presents the disaggregation of the Corporation's revenue on the consolidated statements of earnings by geography and substantially autonomous utility operations.

($ millions)	2025	2024
Electric and gas revenue
United States
ITC	2,470	2,205
UNS Energy	2,646	2,731
Central Hudson	1,588	1,366
Canada
FortisBC Energy	1,766	1,538
FortisAlberta	793	770
FortisBC Electric	504	481
Newfoundland Power	795	770
Maritime Electric	296	277
FortisOntario	245	235
Caribbean
Caribbean Utilities	396	402
FortisTCI (Note 21)	85	118
Total electric and gas revenue	11,584	10,893
Other services revenue	316	350
Revenue from contracts with customers	11,900	11,243
Alternative revenue	151	169
Other revenue	119	96
Total revenue	12,170	11,508

Revenue from Contracts with Customers
Electric and gas revenue includes revenue from the sale and/or delivery of electricity and gas, transmission revenue, and wholesale electric revenue, all based on regulator-approved tariff rates including the flow through of commodity costs.

Other services revenue includes management fees at UNS Energy for the operation of Springerville Units 3 and 4 and revenue from other services that reflect the ordinary business activities of Fortis' utilities.

Alternative Revenue
Alternative revenue programs allow utilities to adjust future rates in response to past activities or completed events if certain criteria are met. Alternative revenue is recognized on an accrual basis with a corresponding regulatory asset or liability until the revenue is settled. Upon settlement, revenue is not recognized as revenue from contracts with customers but rather as settlement of the regulatory asset or liability. The significant alternative revenue programs of Fortis' utilities are summarized as follows.

ITC's formula rates include an annual true-up mechanism that compares actual revenue requirements to billed revenue, and any under- or over-collections are accrued as a regulatory asset or liability and reflected in future rates within a two year period (Note 8). The formula rates do not require annual regulatory approvals, although inputs remain subject to legal challenge.

UNS Energy's lost fixed-cost recovery mechanism ("LFCR") surcharge recovers lost fixed costs, as measured by a reduction in non-fuel revenue, associated with energy efficiency savings and distributed generation. To recover the LFCR regulatory asset, UNS Energy is required to file an annual LFCR adjustment request with the ACC for the LFCR revenue recognized in the prior year. The recovery is subject to a year-over-year cap of 2% of total retail revenue.

FortisBC Energy and FortisBC Electric have an earnings sharing mechanism that provides for a 50/50 sharing of variances from the allowed ROE. Additionally, variances between forecast and actual customer-use rates and industrial and other customer revenue are captured in a revenue stabilization account and a flow-through deferral account, respectively, to be refunded to, or received from, customers in rates within two years.

Other Revenue
Other revenue primarily includes gains or losses on energy contract derivatives, as well as regulatory deferrals at FortisBC Energy and FortisBC Electric including cost recovery variances from forecast.

FORTIS INC.	DECEMBER 31, 2025	19

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
6. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

($ millions)	2025	2024
Trade accounts receivable	813	1,009
Unbilled accounts receivable	760	738
Allowance for credit losses	(80)	(78)
	1,493	1,669
Other (1)	202	217
	1,695	1,886
(1)    Consists mainly of customer billings for non-core services, gas mitigation costs and collateral deposits for gas purchases, and the fair value of derivative instruments (Note 26)

Central Hudson has established deferred payment agreements with certain customers for the collection of trade accounts receivable. The non-current portion of these agreements has been reflected in other assets (Note 9).

Allowance for Credit Losses
The allowance for credit losses changed as follows.

($ millions)	2025	2024
Balance, beginning of year	(78)	(68)
Credit loss expensed	(38)	(30)
Credit loss deferral	(44)	(31)
Write-offs, net of recoveries	72	55
Dispositions (Note 21)	6	—
Foreign exchange	2	(4)
Balance, end of year	(80)	(78)

See Note 26 for disclosure on the Corporation's credit risk.

7. INVENTORIES

($ millions)	2025	2024
Materials and supplies	516	548
Gas and fuel in storage	58	65
Coal inventory	75	72
	649	685

8. REGULATORY ASSETS AND LIABILITIES

($ millions)	2025	2024
Regulatory assets
Deferred income taxes (Note 3)	2,424	2,248
Deferred energy management costs (1)	701	591
Rate stabilization and related accounts (2)	552	453
Employee future benefits (Notes 3 and 24)	192	235
Deferred lease costs (3)	145	142
Derivatives (Notes 3 and 26)	135	175
Deferred restoration costs (4)	109	133
Manufactured gas plant site remediation deferral (Note 16)	84	82
Business development deposit tax (5)	58	18
Generation early retirement costs (6)	49	66
Meter cost recovery (7)	37	—
Renewable natural gas account (8)	28	58
Other regulatory assets (9)	508	430
Total regulatory assets	5,022	4,631
Less: Current portion	(915)	(823)
Long-term regulatory assets	4,107	3,808

FORTIS INC.	DECEMBER 31, 2025	20

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
8. REGULATORY ASSETS AND LIABILITIES (cont'd)

($ millions)	2025	2024
Regulatory liabilities
Future cost of removal (Note 3)	1,853	1,728
Deferred income taxes (Note 3)	1,349	1,329
Employee future benefits (Notes 3 and 24)	467	459
Rate stabilization and related accounts (2)	183	208
Renewable energy surcharge (10)	164	155
Energy efficiency liability (11)	68	88
Electric and gas moderator account (12)	36	61
AESO charges deferral (13)	5	58
Other regulatory liabilities (9)	137	205
Total regulatory liabilities	4,262	4,291
Less: Current portion	(452)	(595)
Long-term regulatory liabilities	3,810	3,696
(1)    Deferred Energy Management Costs: Certain regulated subsidiaries provide energy management services to facilitate customer energy efficiency programs where the related expenditures have been deferred as a regulatory asset and are being amortized, and recovered from customers through rates, on a straight-line basis over periods ranging from one to 10 years.

(2)    Rate Stabilization and Related Accounts: Rate stabilization accounts mitigate the earnings volatility otherwise caused by variability in the cost of fuel, purchased power and natural gas above or below a forecast or predetermined level, and by weather-driven volume variability. At certain utilities, revenue decoupling mechanisms minimize the earnings impact of reduced energy consumption as energy efficiency programs are implemented. Resultant deferrals are recovered from, or refunded to, customers in future rates as approved by the respective regulators.

Related accounts include the annual true-up mechanism at ITC (Note 5).

(3)    Deferred Lease Costs: Deferred lease costs at FortisBC Electric primarily relate to the Brilliant Power Purchase Agreement ("BPPA") (Note 15). The depreciation of the asset under finance lease and interest expense on the finance lease obligation are not being fully recovered in current customer rates since these rates only reflect the cash payments required under the BPPA. The annual differences are being deferred as a regulatory asset, which is expected to be recovered from customers in future rates over the term of the lease, which expires in 2056.

(4)    Deferred Restoration Costs: Incremental costs incurred at Central Hudson and Maritime Electric associated with restoration activities due to significant weather events. Incremental costs incurred in excess of that collected in customer rates at Central Hudson are recovered through rate stabilization accounts. The form and recovery period for Maritime Electric will be determined by the regulator.

(5)    Business Development Deposit Tax: Relates to the recognition of temporary tax impacts associated with deposits received from Woodfibre LNG related to future capital expenditures for the Eagle Mountain Pipeline project. As capital expenditures related to the deposits are incurred, the corresponding deferred tax amounts will reverse.

(6)    Generation Early Retirement Costs: Includes costs at TEP associated with the retirement of the Navajo Generating Station ("Navajo"), Sundt Generating Facility Units 1 and 2, and the San Juan Generating Station ("San Juan"), as approved for recovery by its regulator.

(7)    Meter Cost Recovery: The meter cost recovery deferral primarily captures the net book value of FortisBC Energy's meters that have been removed from service as they are replaced by advanced metering infrastructure meters. The balance is to be recovered from customers over five years.

(8)    Renewable Natural Gas Account: Reflects the variance between costs incurred to procure consumable biomethane gas and the related revenue recovered in customer rates. The difference is generally refunded or recovered from customers within one year.

(9)    Other Regulatory Assets and Liabilities: Comprised of regulatory assets and liabilities individually less than $50 million.

(10)    Renewable Energy Surcharge: Under the ACC's Renewable Energy Standard ("RES"), UNS Energy was required to increase its use of renewable energy each year until it represented at least 15% of its total annual retail energy requirements. The cost of carrying out the plan is recovered from retail customers through a RES surcharge. Any RES surcharge collections above or below the costs incurred to implement the plans are deferred as a regulatory liability or asset.

The ACC measures RES compliance through Renewable Energy Credits ("RECs"). Each REC represents one kilowatt hour generated from renewable resources. When UNS Energy purchases renewable energy, the premium paid above the market cost of conventional power equals the REC recoverable through the RES surcharge. When RECs are purchased, UNS Energy records their cost as long-term other assets (Note 9) with a corresponding regulatory liability to reflect the obligation to use the RECs for future RES compliance. When RECs are utilized for RES compliance, energy supply costs and revenue are recognized in an equal amount.

(11)    Energy Efficiency Liability: The energy efficiency liability primarily relates to Central Hudson's Energy Efficiency Program, established to fund environmental policies associated with energy conservation programs as approved by its regulator.

(12)    Electric and Gas Moderator Account: As part of past general rate applications at Central Hudson, certain regulatory assets and liabilities were offset and included in the electric and gas moderator account, which will be used for future customer rate moderation.

(13)    AESO Charges Deferral: Relates to differences in revenue collected and amounts incurred for transmission-related items at FortisAlberta that are expected to be collected or refunded in customer rates.

FORTIS INC.	DECEMBER 31, 2025	21

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
9. OTHER ASSETS

($ millions)	2025	2024
Employee future benefits (Note 24)	648	551
Other investments	246	225
Equity investments (1)	215	259
RECs (Note 8)	169	176
Supplemental Executive Retirement Plan ("SERP")	123	127
Deferred payment agreements (Note 6)	80	—
Operating leases (Note 15)	60	64
Derivatives	32	48
Deferred compensation plan	29	29
Other	180	174
	1,782	1,653
(1)    Includes investments in Belize Electricity until the October 31, 2025 date of disposition and Wataynikaneyap Power

ITC, UNS Energy and Central Hudson provide additional post-employment benefits through SERPs and deferred compensation plans for directors and officers. The assets held to support these plans are reported separately from the related liabilities (Note 16). Most plan assets are held in trust and funded mainly through life insurance policies and mutual funds. Assets in mutual and money market funds are recorded at fair value on a recurring basis (Note 26).

10. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Cost	Accumulated Depreciation	Net Book Value
2025
Distribution
Electric	16,283	(4,233)	12,050
Gas	7,481	(1,910)	5,571
Transmission
Electric	23,849	(5,016)	18,833
Gas	3,057	(939)	2,118
Generation	7,450	(2,955)	4,495
Other	5,198	(1,730)	3,468
Assets under construction	3,886	—	3,886
Land	465	—	465
	67,669	(16,783)	50,886

2024
Distribution
Electric	15,771	(4,078)	11,693
Gas	7,148	(1,866)	5,282
Transmission
Electric	23,084	(4,865)	18,219
Gas	2,937	(894)	2,043
Generation	8,056	(3,110)	4,946
Other	5,014	(1,809)	3,205
Assets under construction	3,578	—	3,578
Land	490	—	490
	66,078	(16,622)	49,456

FORTIS INC.	DECEMBER 31, 2025	22

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
10. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Electric distribution assets are those used to distribute electricity at lower voltages (generally below 69 kilovolts ("kV")). These assets include poles, towers and fixtures, low-voltage wires, transformers, overhead and underground conductors, street lighting, meters, metering equipment and other related equipment. Gas distribution assets are those used to transport natural gas at low pressures (generally below 2,070 kilopascals ("kPa")). These assets include distribution stations, telemetry, distribution pipe for mains and services, meter sets and other related equipment.

Electric transmission assets are those used to transmit electricity at higher voltages (generally at 69 kV and higher). These assets include poles, wires, switching equipment, transformers, support structures and other related equipment. Gas transmission assets are those used to transport natural gas at higher pressures (generally at 2,070 kPa and higher). These assets include transmission stations, telemetry, transmission pipe and other related equipment.

Generation assets are those used to generate electricity. These assets include hydroelectric and thermal generation stations, gas and combustion turbines, coal-fired generating stations, dams, reservoirs, photovoltaic systems, wind resources and other related equipment.

Other assets include buildings, equipment, vehicles, inventory, and information technology assets.

As at December 31, 2025, assets under construction largely reflect ongoing transmission projects at ITC and UNS Energy, the second Roadrunner Reserve battery storage project at UNS Energy and the Eagle Mountain Pipeline project at FortisBC Energy.

The cost of PPE under finance lease as at December 31, 2025 was $333 million (2024 - $324 million) and related accumulated depreciation was $125 million (2024 - $119 million) (Note 15).

Jointly Owned Facilities
UNS Energy and ITC hold undivided interests in jointly owned generating facilities and transmission systems, are entitled to their pro rata share of the PPE, and are proportionately liable for the associated operating costs and liabilities. As at December 31, 2025, interests in jointly owned facilities consisted of the following.

	Ownership		Accumulated	Net Book
($ millions, except as indicated)	(%)	Cost	Depreciation	Value
Transmission Facilities	Various	1,743	(493)	1,250
Springerville Common Facilities	86.0	560	(342)	218
Springerville Coal Handling Facilities	83.0	285	(150)	135
Four Corners Units 4 and 5 ("Four Corners")	7.0	295	(156)	139
Gila River Common Facilities	50.0	139	(52)	87
Luna Energy Facility ("Luna")	33.3	100	8	108
		3,122	(1,185)	1,937

11. INTANGIBLE ASSETS

		Accumulated	Net Book
($ millions)	Cost	Amortization	Value
2025
Computer software	1,019	(417)	602
Land, transmission and water rights	1,170	(215)	955
Other	143	(90)	53
Assets under construction	113	—	113
	2,445	(722)	1,723

2024
Computer software	1,035	(493)	542
Land, transmission and water rights	1,188	(210)	978
Other	143	(95)	48
Assets under construction	93	—	93
	2,459	(798)	1,661

Included in the cost of land, transmission and water rights as at December 31, 2025 was $124 million (2024 - $123 million) not subject to amortization. Amortization expense was $160 million for 2025 (2024 - $153 million). Amortization is estimated to average approximately $111 million for each of the next five years.

FORTIS INC.	DECEMBER 31, 2025	23

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
12. GOODWILL

($ millions)	2025	2024
Balance, beginning of year	13,112	12,184
Disposition of FortisTCI (Note 21)	(50)	—
Foreign currency translation impacts (1)	(535)	928
Balance, end of year	12,527	13,112
(1)    Relates to the translation of goodwill associated with the acquisitions of ITC, UNS Energy, Central Hudson, and Caribbean Utilities, whose functional currency is the U.S. dollar

No goodwill impairment was recognized by the Corporation in 2025 or 2024.

13. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

($ millions)	2025	2024
Trade accounts payable	1,148	1,121
Customer and other deposits	516	360
Employee compensation and benefits payable	364	303
Dividends payable	332	314
Interest payable	319	305
Accrued taxes other than income taxes	245	304
Gas and fuel cost payable	215	221
Derivatives (Note 26)	127	169
Employee future benefits (Note 24)	28	29
Income tax payable	24	33
Other	185	194
	3,503	3,353

FORTIS INC.	DECEMBER 31, 2025	24

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
14. LONG-TERM DEBT

($ millions)	Maturity Date	2025	2024
ITC
Secured U.S. First Mortgage Bonds -
4.34% weighted average fixed rate (2024 - 4.34%)	2027-2055	3,763	3,944
Secured U.S. Senior Notes -
4.16% weighted average fixed rate (2024 - 4.16%)	2028-2055	1,441	1,511
Unsecured U.S. Senior Notes -
4.44% weighted average fixed rate (2024 - 4.37%)	2026-2043	5,353	5,610
Unsecured U.S. Shareholder Note -
6.00% fixed rate (2024 - 6.00%)	2028	273	286
UNS Energy
Unsecured U.S. Fixed Rate Notes -
4.28% weighted average fixed rate (2024 - 4.09%)	2026-2055	4,460	4,172
Central Hudson
Unsecured U.S. Promissory Notes - 4.54% weighted
average fixed and variable rate (2024 - 4.38%)	2026-2060	2,058	1,974
FortisBC Energy
Unsecured Debentures -
4.54% weighted average fixed rate (2024 - 4.61%)	2026-2052	3,495	3,295
FortisAlberta
Unsecured Debentures -
4.64% weighted average fixed rate (2024 - 4.63%)	2034-2055	3,035	2,835
FortisBC Electric
Unsecured Debentures -
4.72% weighted average fixed rate (2024 - 4.72%)	2035-2054	960	960
Other Electric
Secured First Mortgage Sinking Fund Bonds -
5.19% weighted average fixed rate (2024 - 5.24%)	2026-2060	850	739
Secured First Mortgage Bonds -
5.11% weighted average fixed rate (2024 - 5.29%)	2027-2061	425	320
Unsecured Senior Notes -
4.61% weighted average fixed rate (2024 - 4.61%)	2041-2054	207	207
Unsecured U.S. Senior Loan Notes and Bonds -
4.92% weighted average fixed and variable rate (2024 - 5.03%)	2028-2052	521	876
Corporate and Other
Unsecured U.S. Senior Notes and Promissory Notes -
3.79% weighted average fixed rate (2024 - 3.79%)	2026-2044	2,073	2,172
Unsecured Debentures -
6.51% fixed rate (2024 - 6.51%)	2039	200	200
Unsecured Senior Notes -
4.11% weighted average fixed rate (2024 - 4.11%)	2028-2033	2,600	2,000
Subordinated Notes - 5.10% fixed rate	2055	750	—

Long-term classification of credit facility borrowings		1,515	2,216
Fair value adjustment - ITC acquisition		78	88
Total long-term debt (Note 26)		34,057	33,405
Less: Deferred financing costs and debt discounts		(188)	(191)
Less: Current installments of long-term debt		(3,146)	(1,990)
		30,723	31,224

Most long-term debt at the Corporation's regulated utilities is redeemable at the option of the respective utility at the greater of par or a specified price, together with accrued and unpaid interest. Security, if provided, is typically through a fixed or floating first charge on specific assets of the utility.

FORTIS INC.	DECEMBER 31, 2025	25

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
14. LONG-TERM DEBT (cont'd)

The Corporation's unsecured debentures and senior notes are redeemable at the option of Fortis at the greater of par or a specified price together with accrued and unpaid interest.

Certain long-term debt agreements have covenants that provide that the Corporation shall not declare, pay or make any restricted payments, including special or extraordinary dividends, if immediately thereafter its consolidated debt to consolidated capitalization ratio would exceed 65%.

Significant Long-Term Debt Issuances in 2025	Month Issued	Interest Rate (%)	Maturity	Amount ($ millions)	Use of Proceeds
UNS Energy
Unsecured senior notes	February	5.90	2055	US $300	(1) (2) 3)
Unsecured senior notes	October	5.38	2035	US $50	(1) (3)
Central Hudson
Unsecured senior notes	April	(4)	(4)	US $70	(1) (3)
Unsecured senior notes	November	(5)	(5)	US $80	(3)
FortisBC Energy
Unsecured debentures	October	3.38	2030	200	(1)
FortisAlberta
Unsecured senior debentures	July	4.76	2055	200	(1) (2) (3)
Newfoundland Power
First mortgage bonds	August	4.91	2055	120	(1) (2) (3)
Maritime Electric
First mortgage bonds	July	4.94	2055	120	(1) (2)
Fortis
Unsecured senior notes	March	4.09	2032	600	(1) (3)
Unsecured subordinated notes	September	5.10	2055	750	(1) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)    Comprised of US$20 million at 5.61% due in 2035, US$30 million at 5.81% due in 2040 and US$20 million at 6.01% due in 2045
(5)    Comprised of US$15 million at 5.25% due in 2035 and US$65 million at 5.90% due in 2045

As shown in the table above, Fortis issued fixed-to-fixed rate unsecured hybrid subordinated notes in 2025. The interest rate will be reset on December 4, 2030, and every five years thereafter, equal to the then five-year Government of Canada bond yield plus 2.09% provided that the interest rate will not be below the initial interest rate of 5.10%. The subordinated notes receive 50% equity treatment from credit rating agencies.

In January 2026, ITC issued US$250 million of secured senior notes consisting of US$125 million 10-year, 5.08% notes and US$125 million 20-year, 5.71% notes. Proceeds were used to repay credit facility borrowings, fund capital expenditures and for general corporate purposes.

Long-Term Debt Repayments
The consolidated requirements to meet principal repayments and maturities in each of the next five years and thereafter are as follows.

($ millions)	Total
2026	3,146
2027	2,389
2028	1,880
2029	943
2030	1,714
Thereafter	23,985
34,057

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis also reestablished the at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at December 31, 2025, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

FORTIS INC.	DECEMBER 31, 2025	26

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
14. LONG-TERM DEBT (cont'd)

Credit Facilities

($ millions)	Regulated Utilities	Corporate and Other	2025	2024
Total credit facilities	4,196	1,577	5,773	6,342
Credit facilities utilized:
Short-term borrowings (1)	(412)	—	(412)	(98)
Long-term debt (including current portion) (2)	(1,515)	—	(1,515)	(2,216)
Letters of credit outstanding	(83)	(22)	(105)	(102)
Credit facilities unutilized	2,186	1,555	3,741	3,926
(1)    The weighted average interest rate was approximately 4.2% (2024 - 6.1%).
(2)    The weighted average interest rate was approximately 3.8% (2024 - 4.6%). The current portion was $707 million (2024 - $1,860 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.4 billion of the total credit facilities are committed with maturities ranging from 2027 through 2030.

In April 2025, FortisAlberta increased its operating credit facility from $250 million to $300 million and extended the maturity to April 2030.

In May 2025, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2030.

In September 2025, FortisUS Inc., a holding company subsidiary of Fortis, extended the maturity on its unsecured US$150 million revolving term credit facility to October 2027. Also in September 2025, the Corporation fully repaid its unsecured US$250 million non-revolving term credit facility.

Consolidated credit facilities of approximately $5.8 billion as at December 31, 2025 are itemized below.

($ millions)	Amount		Maturity
Unsecured committed revolving credit facilities
Regulated utilities
ITC (1)	US	1,000	2028
UNS Energy	US	375	2028
Central Hudson	US	250	2029
FortisBC Energy	900		2030
FortisAlberta	300		2030
FortisBC Electric	200		2030
Other Electric	285		(2)
Other Electric	US	83	2030
Corporate and Other	1,350		(3)
Other facilities
Regulated utilities
Central Hudson - uncommitted credit facility	US	60	n/a
FortisBC Energy - uncommitted credit facility	55		2026
FortisBC Electric - unsecured demand overdraft facility	10		n/a
Other Electric - unsecured demand facilities	20		n/a
Corporate and Other
Unsecured revolving facility	US	150	2027
Unsecured non-revolving facility	22		n/a
(1)    ITC also has a US$400 million commercial paper program, under which US$237 million was outstanding as at December 31, 2025 (2024 - $nil)
(2)     $90 million in 2027, $65 million in 2028, and $130 million in 2030
(3)    $50 million in 2027 and $1.3 billion in 2030

FORTIS INC.	DECEMBER 31, 2025	27

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
15. LEASES

The Corporation and its subsidiaries lease office facilities, utility equipment, land, and communication tower space with remaining terms of up to 25 years, with optional renewal terms. Certain lease agreements include rental payments adjusted periodically for inflation or require the payment of real estate taxes, insurance, maintenance, or other operating expenses associated with the leased premises.

The Corporation's subsidiaries also have finance leases related to generating facilities with remaining terms of up to 30 years.

Leases were presented on the consolidated balance sheets as follows.

($ millions)	2025	2024
Operating leases
Other assets	60	64
Accounts payable and other current liabilities	(16)	(17)
Other liabilities	(44)	(47)

Finance leases (1)
Regulatory assets	145	142
PPE, net	208	205
Accounts payable and other current liabilities	(5)	(4)
Finance leases	(348)	(343)
(1)    FortisBC Electric has a finance lease for the BPPA (Note 8), which relates to the sale of the output of the Brilliant hydroelectric plant, and for the Brilliant Terminal Station ("BTS"), which relates to the use of the station. Both agreements expire in 2056. In exchange for the specified take-or-pay amounts of power, the BPPA requires semi-annual payments based on a return on capital, which includes the original and ongoing capital cost, and related variable power purchase costs. The BTS requires semi-annual payments based on a charge related to the recovery of the capital cost of the BTS, and related variable operating costs.

The components of lease expense were as follows.

($ millions)	2025	2024
Operating lease cost	20	19
Finance lease cost:
Amortization	3	2
Interest	34	33
Variable lease cost	25	21
Total lease cost	82	75

As at December 31, 2025, the present value of minimum lease payments was as follows.

($ millions)	Operating Leases	Finance Leases	Total
2026	19	38	57
2027	13	37	50
2028	7	38	45
2029	6	38	44
2030	5	38	43
Thereafter	21	936	957
	71	1,125	1,196
Less: Imputed interest	(11)	(772)	(783)
Total lease obligations	60	353	413
Less: Current installments	(16)	(5)	(21)
	44	348	392

FORTIS INC.	DECEMBER 31, 2025	28

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
15. LEASES (cont'd)

Supplemental lease information follows.

($ millions, except as indicated)	2025	2024
Weighted average remaining lease term (years)
Operating leases	7	7
Finance leases	30	31
Weighted average discount rate (%)
Operating leases	4.8	4.6
Finance leases	5.1	5.0

16. OTHER LIABILITIES

($ millions)	2025	2024
Employee future benefits (Note 24)	429	446
AROs (Note 3)	260	249
Stock-based compensation plans (Note 20)	145	113
Customer and other deposits	118	128
Manufactured gas plant site remediation (1)	98	101
Deferred compensation plan (Note 9)	67	63
Operating leases (Note 15)	44	47
Derivatives (Note 26)	31	66
Mine reclamation obligations (2)	25	40
Retail energy contract (3)	14	20
Other	44	41
	1,275	1,314

(1)    Environmental regulations require Central Hudson to investigate sites at which it or its predecessors once owned and/or operated manufactured gas plants and, if necessary, remediate those sites. Costs are accrued based on the amounts that can be reasonably estimated. Central Hudson has notified its insurers that it intends to seek reimbursement where insurance coverage exists. Differences between actual costs and the associated rate allowances are deferred as a regulatory asset for future recovery (Note 8).

(2)    TEP pays ongoing reclamation costs related to two coal mines that supply generating facilities in which it has an ownership interest but does not operate. Costs are deferred as a regulatory asset and recovered from customers as permitted by the regulator.

(3)    FortisAlberta has an agreement with a retail energy provider to act as its default retailer to eligible customers. As part of this agreement FortisAlberta received an upfront payment which is being amortized to revenue over the eight year agreement.

17. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2025			2024
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Basic EPS	1,714	503.5	3.40	1,606	495.0	3.24
Potential dilutive effect of stock-based compensation	—	0.2	—	—	0.2	—
Diluted EPS	1,714	503.7	3.40	1,606	495.2	3.24

FORTIS INC.	DECEMBER 31, 2025	29

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
18. PREFERENCE SHARES

Authorized
An unlimited number of first preference shares and second preference shares, without nominal or par value.

Issued and Outstanding	2025		2024
First Preference Shares	Number		Number
	of Shares	Amount	of Shares	Amount
	(thousands)	($ millions)	(thousands)	($ millions)
Series F	5,000	122	5,000	122
Series G	9,200	225	9,200	225
Series H	7,903	194	7,665	188
Series I	2,097	51	2,335	57
Series J	8,000	196	8,000	196
Series K	10,000	244	10,000	244
Series M	24,000	591	24,000	591
	66,200	1,623	66,200	1,623

Characteristics of the first preference shares are as follows:

			Reset			Right to
	Dividend	Annual	Dividend	Redemption	Redemption	Convert on
	Rate	Dividend	Yield	and/or Conversion	Value	a One-For-
First Preference Shares (1) (2)	(%)	($)	(%)	Option Date	($)	One Basis
Perpetual fixed rate
Series F	4.90	1.2250	—	Currently Redeemable	25.00	—
Series J	4.75	1.1875	—	Currently Redeemable	25.00	—
Fixed rate reset (3) (4)
Series G	6.12	1.5308	2.13	September 1, 2028	25.00	—
Series H	4.18	1.0458	1.45	June 1, 2030	25.00	Series I
Series K	5.47	1.3673	2.05	March 1, 2029	25.00	Series L
Series M	5.49	1.3733	2.48	December 1, 2029	25.00	Series N
Floating rate reset (4) (5)
Series I	(5)	—	1.45	June 1, 2030	25.00	Series H
Series L	—	—	—	—	—	Series K
Series N	—	—	—	—	—	Series M
(1)    Holders are entitled to receive a fixed or floating cumulative quarterly cash dividend as and when declared by the Board of Directors of the Corporation, payable in equal installments on the first day of each quarter.
(2)    On or after the specified redemption dates, the Corporation has the option to redeem for cash the outstanding first preference shares, in whole or in part, at the specified per share redemption value plus all accrued and unpaid dividends up to but excluding the dates fixed for redemption, and in the case of the first preference shares that reset, on every fifth anniversary date thereafter.
(3)    On the redemption and/or conversion option date, and on each five-year anniversary thereafter, the reset annual dividend per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date, plus the applicable reset dividend yield.
(4)    On each conversion option date, the holders have the option, subject to certain conditions, to convert any or all of their shares into an equal number of Cumulative Redeemable first preference shares of a specified series.
(5)    The floating quarterly dividend rate will be reset every quarter based on the then current three‑month Government of Canada Treasury Bill rate plus the applicable reset dividend yield.

On the liquidation, dissolution or winding-up of Fortis, holders of common shares are entitled to participate ratably in any distribution of assets of Fortis, subject to the rights of holders of first and second preference shares, and any other class of shares of the Corporation entitled to receive the assets of the Corporation on such a distribution, in priority to or ratably with the holders of the common shares.

FORTIS INC.	DECEMBER 31, 2025	30

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
19. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Opening Balance	Net Change		Ending Balance
2025
Unrealized foreign currency translation gains (losses)
Net investments in foreign operations	2,712	(990)		1,722
Hedges of net investments in foreign operations	(714)	54	(1)	(660)
Income tax recovery (expense)	18	(7)		11
	2,016	(943)		1,073
Other
Interest rate hedges (Note 26)	72	(37)		35
Unrealized employee future benefits (losses) gains (Note 24)	(7)	5		(2)
Income tax (expense) recovery	(14)	9		(5)
	51	(23)		28
Accumulated other comprehensive income	2,067	(966)		1,101

2024
Unrealized foreign currency translation gains (losses)
Net investments in foreign operations	1,059	1,653		2,712
Hedges of net investments in foreign operations	(452)	(262)		(714)
Income tax recovery	4	14		18
	611	1,405		2,016
Other
Interest rate hedges (Note 26)	62	10		72
Unrealized employee future benefits (losses) gains (Note 24)	(9)	2		(7)
Income tax expense	(11)	(3)		(14)
	42	9		51
Accumulated other comprehensive income	653	1,414		2,067
(1)    Includes the derecognition of $86 million in foreign currency translation gains associated with dispositions in 2025 (Note 21)

20. STOCK-BASED COMPENSATION PLANS

Stock Options
Beginning January 1, 2022, the Corporation no longer grants stock options. Existing options to purchase common shares of the Corporation are exercisable for a period of 10 years from the grant date, expire no later than three years after the death or retirement of the optionee, and vest evenly over a four year period on each anniversary of the grant date. Compensation expense related to stock options was measured at the grant date using the Black-Scholes fair value option-pricing model with each grant amortized to compensation expense evenly over the four year vesting period, with the offsetting entry to additional paid-in capital. Fortis satisfies stock option exercises by issuing common shares from treasury. Upon exercise, proceeds are credited to capital stock at the option prices and the fair value of the options, as previously recognized, is reclassified from additional paid-in capital to capital stock.

As at December 31, 2025, the Corporation had 0.9 million stock options outstanding (2024 - 1.5 million) with a weighted average exercise price of $50.96 (2024 - $48.96). All stock options were vested as of December 31, 2025 (2024 – 1.4 million vested).

In 2025, 0.6 million stock options were exercised (2024 - 0.4 million) for cash proceeds of $28 million (2024 - $15 million) and an intrinsic value realized by option holders of $13 million (2024 - $5 million).

DSUs
Directors of the Corporation who are not officers are eligible for grants of DSUs representing the equity portion of their annual compensation. Directors can also elect to receive credit for their quarterly cash retainer in a notional account of DSUs in lieu of cash. The Corporation may also determine that special circumstances justify the grant of additional DSUs to a director.

Beginning in 2024, in any year in which a director satisfies their share ownership target, the director may elect to receive a portion of their equity compensation in cash or common shares, with the remaining portion to be granted as DSUs. Common share elections are satisfied quarterly through purchases on the Toronto Stock Exchange or the New York Stock Exchange.

Each DSU vests at the grant date, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash.

FORTIS INC.	DECEMBER 31, 2025	31

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
20. STOCK-BASED COMPENSATION PLANS (cont'd)

DSUs (cont'd)
The following table summarizes information related to DSUs.

	2025	2024
Number of units (thousands)
Beginning of year	241	241
Granted	20	29
Notional dividends reinvested	9	10
Paid out	(7)	(39)
End of year	263	241

The accrued liability has been recognized at the respective December 31st VWAP and included in other liabilities (Note 16). The accrued liability, compensation expense and cash payout were not material for 2025 or 2024.

PSUs
Senior management of the Corporation and its subsidiaries, and all ITC employees, are eligible for grants of PSUs representing a component of their long-term compensation.

Each PSU vests over a three-year period, has an underlying value equivalent to that of one common share of the Corporation, and is entitled to commensurate notional common share dividends. PSUs are generally settled in cash with cash payouts calculated at the end of the three year vesting period as the product of: (i) the number of units vested; (ii) the VWAP of the Corporation's common shares for the five trading days prior to the vesting date; and (iii) a payout percentage that may range from 0% to 200%. Effective with the 2024 grant, PSUs granted under the Corporation's Omnibus Equity Plan can be settled in cash or common shares of the Corporation. PSUs settled through common shares will be satisfied by issuing common shares from treasury.

The payout percentage is based on the Corporation's performance over the three-year vesting period, mainly determined by: (i) the Corporation's total shareholder return as compared to a predefined peer group of companies; (ii) the Corporation's cumulative EPS, or for subsidiaries the company's cumulative net income, as compared to the target established at the time of the grant; and (iii) a carbon reduction or climate-related performance measure.

The following table summarizes information related to PSUs.

	2025	2024
Number of units (thousands)
Beginning of year	2,171	1,942
Granted	811	788
Notional dividends reinvested	74	78
Paid out	(641)	(609)
Cancelled/forfeited	(35)	(28)
End of year	2,380	2,171

Additional information ($ millions)
Compensation expense recognized	109	53
Compensation expense unrecognized (1)	43	34
Cash payout	39	44
Accrued liability as at December 31 (2)	177	105
Aggregate intrinsic value as at December 31 (3)	220	139
(1)    Relates to unvested PSUs and is expected to be recognized over a weighted average period of two years
(2)    Recognized at the respective December 31st VWAP and included in accounts payable and other current liabilities and in other liabilities (Notes 13 and 16)
(3)    Relates to outstanding PSUs and reflects a weighted average contractual life of one year

FORTIS INC.	DECEMBER 31, 2025	32

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
20. STOCK-BASED COMPENSATION PLANS (cont'd)

RSUs
Senior management of the Corporation and its subsidiaries, and all ITC employees, are eligible for grants of RSUs representing a component of their long-term compensation.

Each RSU vests over a three-year period, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash or common shares of the Corporation. Effective with the 2024 grant, RSUs granted under the Corporation's Omnibus Equity Plan can be settled through common shares of the Corporation. RSUs settled through common shares will be satisfied by issuing common shares from treasury.

The following table summarizes information related to RSUs.

	2025	2024
Number of units (thousands)
Beginning of year	1,201	1,079
Granted	463	464
Notional dividends reinvested	39	38
Paid out	(315)	(357)
Cancelled/forfeited	(30)	(23)
End of year	1,358	1,201

Additional information ($ millions)
Compensation expense recognized	41	29
Compensation expense unrecognized (1)	24	21
Cash payout	19	19
Accrued liability as at December 31 (2)	73	54
Aggregate intrinsic value as at December 31 (3)	97	75
(1)    Relates to unvested RSUs and is expected to be recognized over a weighted average period of two years
(2)    Recognized at the respective December 31st VWAP and included in accounts payable and other current liabilities and in long-term other liabilities (Notes 13 and 16)
(3)    Relates to outstanding RSUs and reflects a weighted average contractual life of one year

Share-settlements were not material for 2025 and 2024.

21. DISPOSITIONS

On September 2, 2025, Fortis sold its 100% ownership interest in FortisTCI. As s result of the sale, Fortis recognized a $32 million loss related to income taxes and closing costs, which has been reflected in the Corporate and Other segment.

On October 31, 2025, Fortis sold its 100% ownership in Fortis Belize and its 33% ownership in Belize Electricity. Fortis recognized a loss on sale of $31 million, which has been reflected in the Corporate and Other segment.

22. OTHER INCOME, NET

($ millions)	2025	2024
Equity component of AFUDC	174	139
Non-service component of net periodic benefit cost	80	73
Gain on derivatives, net	46	1
Interest income (1)	43	64
Equity income	15	14
Net foreign exchange gain (loss)	13	(10)
Pre-tax loss on dispositions (Note 21)	(32)	—
Other	1	7
	340	288
(1)    Includes interest on short-term deposits, as well as interest on regulatory deferrals, including the PPFAC at TEP and UNS Electric

FORTIS INC.	DECEMBER 31, 2025	33

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
23. INCOME TAXES

Deferred Income Tax Assets and Liabilities

($ millions)	2025	2024
Gross deferred income tax assets
Regulatory liabilities	701	659
Tax loss and credit carryforwards	677	629
Employee future benefits	111	123
Other	185	216
	1,674	1,627
Valuation allowance	(25)	(50)
Net deferred income tax asset	1,649	1,577

Gross deferred income tax liabilities
PPE	(6,208)	(5,993)
Regulatory assets	(556)	(432)
Intangible assets	(177)	(172)
	(6,941)	(6,597)
Net deferred income tax liability	(5,292)	(5,020)

Income Tax Expense

($ millions)	2025		2024
Canadian
Earnings before income tax expense	565		518

Current income tax	102		154
Deferred income tax	(23)		(87)
Total Canadian	79	(1)	67

Foreign
Earnings before income tax expense	1,789		1,656

Current income tax	39		38
Deferred income tax	275		241
Total Foreign	314		279
Income tax expense	393		346
(1)    Includes $31 million of income tax expense associated with the repatriation of proceeds on the dispositions of FortisTCI, Fortis Belize and Belize Electricity

Rate Reconciliation of Income Tax Expense

($ millions, except as indicated)	2025		2024
Earnings before income tax expense	2,354		2,174
Canadian federal statutory tax rate	353	15.0%	326	15.0%
Provincial income tax effect (1)	50	2.1%	24	1.1%
Effects of rate-regulated accounting	(47)	(2.0)%	(29)	(1.3)%
Other adjustments	(9)	(0.4)%	(6)	(0.3)%
Foreign tax rate effects
United States
Statutory tax rate difference between United States and Canada	150	6.4%	132	6.1%
Effects of rate-regulated accounting	(61)	(2.6)%	(50)	(2.3)%
Tax credits	(28)	(1.2)%	(34)	(1.6)%
Other foreign jurisdictions	(15)	(0.6)%	(17)	(0.8)%
Income tax expense and effective tax rate	393	16.7%	346	15.9%
(1)    Provincial taxes in British Columbia and Alberta contributed the majority of the tax effect in this category.

FORTIS INC.	DECEMBER 31, 2025	34

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
23. INCOME TAXES (cont'd)

Income Tax Carryforwards(1)
($ millions)	Expiring Year	2025
Canadian
Non-capital loss	2028-2045	172
Other tax credits and restricted interest and financing expenses(2)	2033-2045	89
		261

Foreign
Federal and state net operating loss(3)	2026-2045	143
Other tax credits	2031-2045	273
		416
Total income tax carryforwards recognized		677
(1)    Income tax carryforwards presented on an after-tax basis
(2)    Indefinite carryforward for restricted interest and financing expenses
(3)    Indefinite carryforward for Federal net operating losses, and for states that have adopted the Federal provisions, effective for tax years beginning after December 31, 2017

The Corporation and certain of its subsidiaries are subject to taxation in Canada, the United States and other foreign jurisdictions. The material jurisdictions in which the Corporation is subject to potential income tax compliance examinations include the United States (Federal, Arizona, Kansas, Iowa, Michigan, Minnesota and New York) and Canada (Federal, British Columbia and Alberta). The Corporation's 2020 to 2025 taxation years are still open for audit in Canadian jurisdictions, and its 2021 to 2025 taxation years are still open for audit in United States jurisdictions.

24. EMPLOYEE FUTURE BENEFITS

For DBP and OPEB plans, the benefit obligation and fair value of plan assets are measured as at December 31.

For the Corporation's Canadian and Caribbean subsidiaries, actuarial valuations to determine funding contributions for pension plans are required at least every three years. The most recent valuations were as of December 31, 2022 for Newfoundland Power, certain FortisBC Energy and FortisBC Electric plans, FortisAlberta and FortisOntario; December 31, 2023 for the Corporation; December 31, 2024 for the remaining FortisBC Energy and FortisBC Electric plans; and December 31, 2025 for Caribbean Utilities.

ITC, UNS Energy and Central Hudson perform annual actuarial valuations as their funding requirements are based on maintaining minimum annual targets, all of which have been met.

The Corporation's investment policy is to ensure that the DBP and OPEB plan assets, together with expected contributions, are invested in a prudent and cost-effective manner to optimally meet the liabilities of the plans. The investment objective is to maximize returns in order to manage the funded status of the plans and minimize the Corporation's cost over the long term, as measured by both cash contributions and recognized expense.

Allocation of Plan Assets	2025 Target Allocation
(weighted average %)		2025	2024
Equities	46	45	47
Fixed income	46	47	45
Real estate	7	7	7
Cash and other	1	1	1
	100	100	100

FORTIS INC.	DECEMBER 31, 2025	35

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
24. EMPLOYEE FUTURE BENEFITS (cont'd)

Fair Value of Plan Assets

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
2025
Equities	821	1,077	—	1,898
Fixed income	291	1,736	—	2,027
Real estate	—	—	309	309
Cash and other	16	25	—	41
	1,128	2,838	309	4,275

2024
Equities	773	1,168	—	1,941
Fixed income	268	1,561	—	1,829
Real estate	—	—	300	300
Cash and other	23	26	—	49
	1,064	2,755	300	4,119
(1)    See Note 26 for a description of the fair value hierarchy.

The following table reconciles the changes in the fair value of plan assets that have been measured using Level 3 inputs.

($ millions)	2025	2024
Balance, beginning of year	300	291
Return on plan assets	7	5
Foreign currency translation	(2)	3
Purchases, sales and settlements	4	1
Balance, end of year	309	300

Funded Status	DBP Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Change in benefit obligation (1)
Balance, beginning of year	3,440	3,347	603	596
Service costs	71	74	23	25
Employee contributions	19	17	4	4
Interest costs	171	161	30	29
Benefits paid	(189)	(181)	(34)	(35)
Actuarial losses (gains)	27	(115)	(18)	(49)
Plan amendments/past service credits	40	(3)	—	—
Foreign currency translation	(84)	140	(19)	33
Balance, end of year (2)	3,495	3,440	589	603

Change in value of plan assets
Balance, beginning of year	3,613	3,313	506	430
Actual return on plan assets	331	249	66	50
Benefits paid	(180)	(174)	(28)	(31)
Employee contributions	19	17	4	4
Employer contributions	54	57	7	14
Foreign currency translation	(93)	151	(24)	39
Balance, end of year	3,744	3,613	531	506

Funded (unfunded) status	249	173	(58)	(97)

Balance sheet presentation
Other assets (Note 9)	474	395	174	156
Other current liabilities (Note 13)	(15)	(16)	(13)	(13)
Other liabilities (Note 16)	(210)	(206)	(219)	(240)
	249	173	(58)	(97)
(1)Amounts reflect projected benefit obligation for DBP plans and accumulated benefit obligation for OPEB plans.
(2)The accumulated benefit obligation, which excludes assumptions about future salary levels, for DBP plans was $3,184 million as at December 31, 2025 (2024 - $3,144 million).

FORTIS INC.	DECEMBER 31, 2025	36

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
24. EMPLOYEE FUTURE BENEFITS (cont'd)

For those DBP plans for which the projected benefit obligation exceeded the fair value of plan assets as at December 31, 2025, the obligation was $1,020 million compared to plan assets of $840 million (2024 - $1,668 million and $1,460 million, respectively).

For those DBP plans for which the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2025, the obligation was $170 million compared to plan assets of $41 million (2024 - $195 million and $62 million, respectively).

For those OPEB plans for which the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2025, the obligation was $268 million compared to plan assets of $46 million (2024 - $296 million and $44 million, respectively).

Net Benefit Cost (1)	DBP Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Service costs	71	74	23	25
Interest costs	171	161	30	29
Expected return on plan assets	(214)	(221)	(28)	(26)
Amortization of actuarial gains	(15)	(1)	(33)	(17)
Amortization of past service credits/plan amendments	—	(1)	(1)	(1)
Regulatory adjustments	(2)	(1)	8	2
	11	11	(1)	12
(1)    The non-service benefit cost components of net periodic benefit cost are included in other income, net in the consolidated statements of earnings.

The following table summarizes the accumulated amounts of net benefit cost that have not yet been recognized in earnings or comprehensive income and shows their classification on the consolidated balance sheets.

	DBP Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Unamortized net actuarial losses (gains)	6	11	(10)	(11)
Unamortized past service costs	2	1	4	6
Income tax (recovery) expense	(2)	(3)	1	1
Accumulated other comprehensive income	6	9	(5)	(4)

Net actuarial (gains) losses	(25)	46	(296)	(283)
Plan amendments/past service credits	39	(1)	(1)	(2)
Other regulatory deferrals	9	12	(1)	4
	23	57	(298)	(281)

Regulatory assets (Note 8)	192	235	—	—
Regulatory liabilities (Note 8)	(169)	(178)	(298)	(281)
Net regulatory assets (liabilities)	23	57	(298)	(281)

FORTIS INC.	DECEMBER 31, 2025	37

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
24. EMPLOYEE FUTURE BENEFITS (cont'd)

The following table summarizes the components of net benefit cost recognized in comprehensive income or as regulatory liabilities.

	DBP Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Net actuarial (gains) losses	(5)	(1)	1	(1)
Past service costs (credits)/plan amendments	1	—	(2)	—
Income tax expense	1	—	—	—
Total recognized in comprehensive income	(3)	(1)	(1)	(1)

Net actuarial gains	(90)	(142)	(45)	(72)
Plan amendments	39	—	—	—
Amortization of actuarial gains	16	1	23	16
Amortization of past service credits	1	1	1	1
Foreign currency translation	3	(2)	9	(12)
Regulatory adjustments	(3)	23	(5)	2
Total recognized in regulatory liabilities	(34)	(119)	(17)	(65)

Significant Assumptions	DBP Plans		OPEB Plans
(weighted average %)	2025	2024	2025	2024
Discount rate as at December 31 (1)	5.24	5.25	5.36	5.43
Expected long-term rate of return on plan assets (2)	6.29	6.51	5.80	6.05
Rate of compensation increase	3.39	3.52	—	—
Health care cost trend increase as at December 31 (3)	—	—	4.40	4.53
(1)The discount rate used during the year was 5.25% for DBP plans (2024 - 4.84%) and 5.43% for OPEB plans (2024 - 4.96%). ITC and UNS Energy use the split discount rate methodology for determining current service and interest costs. All other subsidiaries use the single discount rate approach.
(2)Developed by management using best estimates of expected returns, volatilities and correlations for each class of asset. Best estimates are based on historical performance, future expectations and periodic portfolio rebalancing among the diversified asset classes.
(3)The projected 2026 health care cost trend rate is 6.60% and is assumed to decrease over the next 10 years to the ultimate health care cost trend rate of 4.40% in 2035 and thereafter.

Expected Benefit Payments
($ millions)	DBP Plans	OPEB Plans
2026	$202	$32
2027	205	32
2028	209	33
2029	216	34
2030	222	35
2031-2035	1,152	194

During 2026, the Corporation expects to contribute $52 million for DBP plans and $10 million for OPEB plans.

In 2025, the Corporation expensed $63 million (2024 - $58 million) related to defined contribution pension plans.

FORTIS INC.	DECEMBER 31, 2025	38

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
25. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2025	2024
Years ended December 31
Cash paid (received) for
Interest	1,469	1,361
Income taxes
Canadian	63	(34)
Foreign	(33)	17
	30	(17)

Change in working capital
Accounts receivable and other current assets	(52)	(2)
Prepaid expenses	(12)	(21)
Inventories	(45)	(73)
Regulatory assets - current portion	(94)	93
Accounts payable and other current liabilities	195	115
Regulatory liabilities - current portion	(110)	56
	(118)	168

Non-cash financing activity
Common share dividends reinvested	461	434

As at December 31
Non-cash investing and financing activities
Accrued capital expenditures	725	722
Contributions in aid of construction	11	14

26. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value, with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be reliable in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at December 31, 2025, unrealized losses of $135 million (2024 - $175 million) were recognized as regulatory assets and unrealized gains of $37 million (2024 - $41 million) were recognized as regulatory liabilities.

FORTIS INC.	DECEMBER 31, 2025	39

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
26. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information. Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. In 2025, gains of $39 million (2024 - $48 million) were recognized in revenue.

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $136 million and terms up to three years expiring at varying dates through January 2028. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. In 2025, unrealized gains of $24 million (2024 - $12 million) were recognized in other income, net.

Foreign Exchange Contracts
The Corporation holds U.S. dollar-denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through September 2027 and have a combined notional amount of US$448 million . Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. In 2025, unrealized gains of $17 million (2024 - unrealized losses of $17 million) were recognized in other income, net.

Interest Rate Contracts
ITC has entered into five-year interest rate swap contracts with a combined notional value of US$755 million which will be used to manage interest rate risk associated with forecasted debt issuances. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. In 2025, unrealized losses of US$5 million (2024 - unrealized gains of US$4 million) were recorded in other comprehensive income.

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. In 2025, unrealized gains of $9 million (2024 - unrealized losses of $29 million) were recorded in other comprehensive income.

FORTIS INC.	DECEMBER 31, 2025	40

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
26. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2025
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	51	—	51
Energy contracts not subject to regulatory deferral (2)	—	4	—	4
Total return swaps and foreign exchange contracts (2)	—	37	—	37
Other investments (4)	190	—	—	190
	190	92	—	282

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(149)	—	(149)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Interest rate contracts and cross-currency interest rate swaps (5)	—	(23)	—	(23)
	—	(174)	—	(174)

As at December 31, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	63	—	63
Energy contracts not subject to regulatory deferral (2)	—	7	—	7
Total return swaps and interest rate contracts (2)	—	16	—	16
Other investments (4)	150	—	—	150
	150	86	—	236

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(197)	—	(197)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Foreign exchange contracts and cross-currency interest rate swaps (5)	—	(45)	—	(45)
	—	(244)	—	(244)
(1)Under the hierarchy, fair value is determined using: (i) Level 1- unadjusted quoted prices in active markets; (ii) Level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) Level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

($ millions)	Gross Amount Recognized In Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Posted/(Received)	Net Amount
As at December 31, 2025
Derivative assets	55	(29)	15	41
Derivative liabilities	(151)	29	—	(122)

As at December 31, 2024
Derivative assets	70	(30)	15	55
Derivative liabilities	(199)	30	—	(169)

FORTIS INC.	DECEMBER 31, 2025	41

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
26. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at December 31, 2025, the Corporation had various energy contracts that will settle on various dates through 2030. The volumes related to electricity and natural gas derivatives are outlined below.

	2025	2024
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	890	774
Electricity power purchase contracts (GWh)	395	430
Gas swap contracts (PJ)	183	236
Gas supply contracts (PJ)	147	105
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,430	1,499
Gas swap contracts (PJ)	2	3
(1)GWh means gigawatt hours and PJ means petajoules

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. These customers have investment-grade credit ratings and credit risk is further managed by the Midcontinent Independent System Operator by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to work with customers regarding past-due balances and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs above the amounts collected in customer rates for future recovery.

ITC, UNS Energy, Central Hudson, FortisBC Energy, and Fortis may be exposed to credit risk from non‑performance by counterparties to derivative contracts. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $99 million as at December 31, 2025 (2024 - $117 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, and Caribbean Utilities is the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at December 31, 2025, US$1.9 billion (2024 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$13.2 billion (2024 - US$12.6 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at December 31, 2025, the carrying value of long-term debt, including the current portion, was $34.1 billion (2024 - $33.4 billion) compared to an estimated fair value of $32.3 billion (2024 - $31.3 billion).

FORTIS INC.	DECEMBER 31, 2025	42

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
27. COMMITMENTS AND CONTINGENCIES

As at December 31, 2025, unconditional minimum purchase obligations were as follows.

($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Gas and fuel purchase obligations (1)	6,592	908	689	586	491	416	3,502
Renewable PPAs (2)	2,374	158	174	173	165	173	1,531
Waneta Expansion capacity agreement (3)	2,307	58	59	60	61	63	2,006
Power purchase obligations (4)	1,135	251	156	129	127	124	348
ITC easement agreement (5)	342	14	14	14	14	14	272
UNS Energy EPC agreement (6)	269	110	143	16	—	—	—
Debt collection agreement (7)	96	3	3	3	3	3	81
Renewable energy credit purchase agreements (8)	50	18	6	6	5	5	10
Other (9)	122	27	12	9	9	2	63
	13,287	1,547	1,256	996	875	800	7,813
(1)    FortisBC Energy ($5,295 million): includes contracts of $2,737 million for the purchase of renewable natural gas expiring in 2047 and contracts of $2,558 million for the purchase of gas, renewable gas, gas transportation and storage services, expiring in 2062. FortisBC Energy's gas purchase obligations are based on gas commodity indices that vary with market prices and the obligations are based on index prices as at December 31, 2025. The renewable gas supply obligations disclosed reflect the contracted price per gigajoule between the Corporation and the suppliers.

UNS Energy ($1,190 million): includes long-term contracts for the purchase and delivery of coal to fuel generating facilities, the purchase of gas transportation services to meet load requirements, the purchase of transmission services for purchased power, as well as natural gas commodity agreements based on projected market prices as of December 31, 2025. Amounts paid for coal depend on actual quantities purchased and delivered. Certain contracts have price adjustment clauses that will affect future costs. These contracts have various expiry dates through 2048.

(2)    TEP and UNS Electric are party to renewable power purchase agreements ("PPAs"), with expiry dates from 2027 through 2051, that require TEP and UNS Electric to purchase 100% of the output of certain renewable energy generating facilities and RECs associated with the output delivered once commercial operation is achieved. The agreements include purchase commitments that are contingent upon the developers achieving commercial operation of the generating facilities, which are expected to be placed in service in 2026 and 2027. Amounts are the estimated future payments.

(3)    FortisBC Electric is a party to an agreement to purchase capacity from the Waneta Expansion hydroelectric generating facility for forty-years, beginning April 2015.

(4)    Maritime Electric ($496 million): includes an energy purchase agreement and transmission capacity contract for 30 MW of capacity to PEI with New Brunswick Power, expiring December 2026 and November 2032, respectively. The agreements entitle Maritime Electric to approximately 4.55% of the output of New Brunswick Power's Point Lepreau nuclear generating station and require Maritime Electric to pay its share of the station's capital and operating costs for the life of the unit.

FortisOntario ($314 million): an agreement with Hydro-Québec for the supply of up to 145 MW of capacity and a minimum of 537 GWh of associated energy annually through December 2030.

FortisBC Electric ($271 million): an agreement with BC Hydro to purchase up to 200 MW of capacity and 1,752 GWh of associated energy annually for a 20-year term beginning October 1, 2013.

(5)    ITC is party to an agreement with Consumers Energy, the primary customer of METC, which provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licenses associated with the land over which its transmission lines cross. The agreement runs through December 2050, subject to 10 automatic 50-year renewals thereafter unless METC gives notice of non-renewal at least one year in advance.

(6)    UNS Electric has an engineering, procurement and construction ("EPC") agreement for the development of four gas engine turbines at the Black Mountain Generation Station, which are expected to be placed in service in 2028.

(7)    Maritime Electric is party to a debt collection agreement with PEI Energy Corporation for the initial capital cost of the submarine cables and associated parts of the New Brunswick transmission system interconnection. Payments under the agreement, which expires in February 2056, are collected in customer rates.

(8)    UNS Energy and Central Hudson are party to REC purchase agreements, mainly for the purchase of environmental attributions from retail customers with solar installations or other renewable generation. Payments are primarily made at contractually agreed-upon intervals based on metered energy production.

(9)    Includes AROs and joint-use asset and shared service agreements.

FORTIS INC.	DECEMBER 31, 2025	43

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
27. COMMITMENTS AND CONTINGENCIES (cont'd)

Other Commitments
Under a funding framework with the Governments of Ontario and Canada, Fortis has met the minimum equity capital contribution requirement of approximately $165 million to Wataynikaneyap Power, based on Fortis' proportionate 39% ownership interest and the final regulatory-approved capital cost of the related project. Wataynikaneyap Power has construction financing loan agreements in place and it is expected that long-term operating financing will replace the construction financing. In the event a lender under the loan agreements realizes security on the loans, Fortis may be required to make additional equity capital contributions, which may be in excess of the amount otherwise required of Fortis under the funding framework, to a maximum total funding of $235 million.

UNS Energy has joint generation performance guarantees with participants at Four Corners and Luna, with agreements expiring in 2041 and 2046 respectively, and at San Juan and Navajo through decommissioning. The participants have guaranteed that in the event of payment default, each non-defaulting participant will bear its proportionate share of expenses otherwise payable by the defaulting participant. In exchange, the non-defaulting participants are entitled to receive their proportionate share of the generation capacity of the defaulting participant. In the case of San Juan and Navajo, participants would seek financial recovery from the defaulting party. There is no maximum amount under these guarantees, except for a maximum of $343 million for Four Corners. As at December 31, 2025, there was no obligation under these guarantees.

TEP has entered into an energy supply agreement to serve a customer expected to be located in TEP's service territory. The agreement, requiring potential power demand of approximately 300 MW, was approved by the ACC in December 2025 but remains subject to other contractual contingencies. The initial phase is expected to be operational as early as 2027, with a ramp schedule through 2029. TEP currently expects to serve the customer from its existing and planned capacity, including solar and battery storage projects currently in development.

TEP and UNS Electric have entered into long-term gas transportation precedent agreements to secure reliable access to natural gas. The agreements support the development of a new pipeline to be owned and operated by a third-party. Subject to the receipt of required regulatory approvals and other conditions, the pipeline is expected to be in service in 2029. Once the pipeline enters commercial operation, TEP and UNS Electric will enter into gas transportation service agreements with estimated purchase commitments of US$1.9 billion over 25 years.

Contingency
In November 2023, an explosion and fire occurred at a residence located in Wappingers Falls, New York, while a contractor was performing work on Central Hudson’s natural gas infrastructure adjacent to the residence. Civil actions seeking damages for bodily injuries, property damage and punitive damages remain pending. While these matters collectively could involve substantial amounts, based on the facts currently known, management is not able to estimate the potential loss, but believes their ultimate resolution will not have a material adverse effect on the financial position, results of operations, or cash flows of the Corporation.

FORTIS INC.	DECEMBER 31, 2025	44